Exhibit 4.1

DESCRIPTION OF REGISTRANT’S SECURITIES

The authorized capital stock of United Bankshares, Inc. (“United”) consists of 200,000,000 shares of common stock, par value $2.50 per share, and 50,000,000 shares of preferred stock, par value of $1.00 per share. As of December 31, 2019, only United’s common stock is registered under Section 12 of the Securities Exchange Act of 1934 (the “Exchange Act”).

The following description of United’s common stock is a summary and does not describe every right, term or condition of owning United’s common stock. It is subject to and is qualified in its entirety by reference to United’s Articles of Incorporation, as amended (the “Articles of Incorporation”) and United’s Bylaws (the “Bylaws”). For a complete description, refer to the Articles of Incorporation and the Bylaws and any applicable provisions of relevant law, including the applicable provisions of the West Virginia Business Corporation Act and federal law governing bank holding companies.

General

Pursuant to the Articles of Incorporation, United is authorized to issue 200,000,000 shares of common stock, par value $2.50 per share. United’s common stock is listed on the NASDAQ Global Select Market under the symbol “UBSI.” The transfer agent for United’s common stock is Computershare Limited. The transfer agent’s address is P.O. Box 505000 Louisville, Kentucky 40233.

Voting Rights.

United has only one class of stock issued and outstanding and all voting rights are vested in the holders of United common stock. On all matters subject to a vote of stockholders, the stockholders of United will be entitled to one vote for each share of common stock owned. United does not have a classified board of directors. Stockholders of United have cumulative voting rights with regard to election of directors. At the present time, no senior securities of United are outstanding, nor does the board of directors presently contemplate issuing senior securities.

Dividend Rights.

The stockholders of United are entitled to receive dividends when and as declared by its board of directors. Dividends have been paid quarterly. The payment of dividends is subject to the restrictions set forth in the West Virginia Business Corporation Act and the limitations imposed by the Federal Reserve.

Payment of dividends by United is dependent upon receipt of dividends from its banking subsidiary. Payment of dividends by United’s state member banking subsidiary is regulated by the West Virginia Business Corporation Act and the limitations imposed by the Federal Reserve and generally, the prior approval of the Federal Reserve is required if the total dividends declared by a state member bank in any calendar year exceeds its net profits, as defined, for that year combined with its retained net profits for the preceding two years. Additionally, prior approval of the Federal Reserve is required when a state member bank has deficit retained earnings but has sufficient current year’s net income, as defined, plus the retained net profits of the two preceding years. The Federal Reserve may prohibit dividends if it deems the payment to be an unsafe or unsound banking practice. The Federal Reserve has issued guidelines for dividend payments by state member banks emphasizing that proper dividend size depends on the bank’s earnings and capital.

Preemptive Rights

No holder of any share of United capital stock has any preemptive right to subscribe to an additional issue of capital stock or to any security convertible into such stock.

Liquidation Rights.

Upon any liquidation, dissolution or winding up of its affairs, the holders of United common stock are entitled to receive pro rata all of the assets of United for distribution to stockholders. There are no redemption or sinking fund provisions applicable to the common stock.

Assessment and Redemption.

Shares of United common stock presently outstanding are validly issued, fully paid and nonassessable. There is no provision for any voluntary redemption of United common stock.

Classification of the Board

United’s board of directors is not classified.